ITB CAPITAL ADVISORS, LLC

CODE OF ETHICS

Introduction

ITB Capital Advisors, LLC (“Company” or “Advisor”), as a professional organization serving in the area of investment management, is guided in all actions by the highest ethical and professional standards. Accordingly, the Company has embraced the SEC’s adoption of Rule 204A-1, the “Code of Ethics rule,” as an opportunity to affirm its duty to its clients.

The Company is a fiduciary for its investment advisory clients. Because of this fiduciary relationship, it is generally improper for the Company or its employees to:

1.

use for their own benefit (or the benefit of anyone other than the client) information about the Company’s trading or recommendations for client accounts; or

2.

take advantage of investment opportunities that would otherwise be available for the Company’s clients.

Also, as a matter of business policy, the Company wants to avoid even the appearance that the Company, its employees or others receive any improper benefit from information about client trading or accounts or from our relationships with our clients or with the brokerage community.

The Company expects all employees to comply with the spirit of the Code, as well as the specific rules contained in the Code.

The Company treats violations of this Code (including violations of the spirit of the Code) very seriously. If you violate either the letter or the spirit of this Code, the Company may take disciplinary measures against you, including, without limitation, imposing penalties or fines, reducing your compensation, demoting you, requiring unwinding of the trade, requiring disgorgement of trading gains, suspending or terminating your employment, or any combination of the foregoing.  Improper trading activity can constitute a violation of this Code. But you can also violate this Code by failing to file required reports, or by making inaccurate or misleading reports or statements concerning trading activity or securities accounts. Your conduct can violate this Code even if no clients are harmed by your conduct.

Definitions

“Supervised Person”.  This term includes directors, officers and partners of the Company, as well as any other person occupying a similar status or performing similar functions.  The Company may also include in this category temporary workers, consultants, independent contractors and anyone else designated by the Chief Compliance Officer (“CCO”). For purposes of the Code, such ‘outside individuals’ will generally only be included in the definition of a supervised person if their duties include access to certain types of information, which would put them in a position of sufficient knowledge to necessitate their inclusion under the Code. The CCO shall make the final determination as to which of these are considered supervised persons.

“Access Person”.  All Access Persons are also Supervised Persons. An Access Person is (i) one who has access to nonpublic information regarding any client’s purchase or sale of securities, is involved in making securities recommendations to clients, or has access to such recommendations that are nonpublic, (ii) each member of the Family/Household (as defined below) of such person that is directly employed by the Company, and (iii) each person to whom such person contributes support.  All of the Company’s directors, officers, and partners are presumed to be access persons.

“Associated Person”.  For purposes of this Code, all supervised and access persons may be collectively referred to as “associated persons”.

“Advisory Client”.  Any person to whom or entity to which the Company serves an investment advisor, renders investment advice or makes any investment decisions for a fee is considered to be a client.

“Reportable” or “Covered” Securities”.  Such securities include stocks, bonds, notes, debentures and other evidences of indebtedness (including loan participations and assignments), limited partnership interests, investment contracts, and all derivative instruments, such as options and warrants.

“Covered Account”.  Accounts owned or controlled by an associated person, those accounts owned or controlled by members of the associated person’s immediate family, including any relative by blood or marriage living in the same household, accounts in the name of any entity created by such persons or for such persons’ benefit and any account in which the associated person has any beneficial interest, such as a trust.

“Non-Reportable Securities”.  Specifically exempt from the definition of reportable or covered securities are: treasury securities; bank certificates of deposits, commercial paper, etc.; money market fund shares and shares of open-end mutual funds that are not advised or sub-advised by the Company.

Members of your Family/Household include:

•

Your spouse or domestic partner (unless they do not live in the same household as you and you do not contribute in any way to their support).

•

Your children under the age of 18.

•

Your children who are 18 or older (unless they do not live in the same household as you and you do not contribute in any way to their support).

•

Any of these people who live in your household: your stepchildren, grandchildren, parents, stepparents, grandparents, brothers, sisters, parents-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, including adoptive relationships.

Comment - There are a number of reasons why this Code covers transactions in which members of your family/household have beneficial ownership. First, the SEC regards any benefit to a person that you help support financially as indirectly benefitting you, because it could reduce the amount that you might otherwise contribute to that person’s support. Second, members of your household could, in some circumstances, learn of information regarding the Company’s trading or recommendations for client accounts, and must not be allowed to benefit from that information.

Guidelines for Professional Standards

1.

All associated persons must at all times reflect the professional standards expected of those engaged in the investment advisory business, and shall  act within the spirit and the letter of the federal, state and local laws and regulations pertaining to investment advisers and the general conduct of business.  These standards require all personnel to be judicious, accurate, objective and reasonable in dealing with both clients and other parties so that their personal integrity is unquestionable.

2.

All associated persons are required to report any violation of the Code, by any person, to the CCO or other appropriate person of the Company immediately.  Such reports will be held in confidence.

3.

Associated persons must place the interests of Advisory Clients first.  All associated persons must scrupulously avoid serving their own personal interests ahead of the interests of the Company’s Advisory Clients. Where suitable, investment opportunities must be offered first to advisory clients before the Advisor or its associated persons may participate in such transactions.

4.

All associated persons are naturally prohibited from engaging in any practice that defrauds or misleads any client, or engaging in any manipulative or deceitful practice with respect to clients or securities.

5.

No associated person may serve on the board of directors of any publicly traded company without prior written permission by the CCO, or other appropriate personnel.

6.

Associated persons must conduct all personal securities transactions in full compliance with this Code.  Doubtful situations always should be resolved in favor of Advisory Clients and in cooperation with the CCO.  Technical compliance with the Code’s provisions shall not automatically insulate from scrutiny any securities transactions or actions that could indicate a violation of the Company’s fiduciary duties.

7.

Associated persons or their immediate family members shall not buy or sell securities for their personal portfolios where their decision is derived in whole or in part, because of the associated person’s employment, unless the information is also available to the investing public on reasonable inquiry.

8.

Personal transactions in securities by associated persons must be accomplished so as to avoid even the appearance of a conflict of interest on the part of such personnel with the interests of the Company’s clients.  Likewise, associated persons must avoid actions or activities that allow (or appear to allow) a person to profit or benefit from his or her position with the Company at the expense of clients, or that otherwise bring into question the person’s independence or judgment. The complete Personal Trading Policies are a part of this Code of Ethics.

9.

The Company has adopted Insider Trading Policies which set parameters for the establishment, maintenance and enforcement of policies and procedures to detect and prevent the misuse of material non-public information. The Insider Trading Policies are a part of this Code of Ethics.

10.

Associated persons are prohibited from accepting compensation for services from outside sources without the specific permission of the CCO or other qualified individual in the Company.

11.

When any associated person faces a conflict or potential conflict between their personal interest and the interests of clients, they are required to immediately report the conflict to the CCO for instruction regarding how to proceed.

12.

The recommendations and actions of the Company are confidential and private matters. Accordingly, we have adopted a Privacy Policy, distributed to all access persons, to prohibit the transmission, distribution or communication of any information regarding securities transactions in client accounts or other non-public information, except to broker/dealers or other bona fide service providers in the ordinary course of business. In addition, no information obtained during the course of employment regarding particular securities (including internal reports and recommendations) may be transmitted, distributed, or communicated to anyone who is not affiliated with the Company, without the prior written approval of the CCO.

13.

No employees may accept or receive on their own behalf or on behalf of the Company any gift or other accommodation which has a value in excess of a de minimis amount from any vendor, broker, securities salesman, client or prospective client (a “business contact”). The CCO may, from time to time, issue guidelines as to the type and value of items that would be considered subject to this restriction. This prohibition applies equally to gifts to members of the Family/Household of Company employees.  No employees may give on their own behalf or on behalf of the Company any gift or other accommodation to a business contact that may be construed as an improper attempt to influence   the recipient.

14.

The Advisor, its employees and affiliates may purchase or sell, in covered accounts, investment products identical to those purchased or sold by client accounts. In such a situation, to avoid a possible conflict of interest, the Advisor will seek to execute orders for all of the participating investment accounts on an equitable basis, taking into account such factors as the Advisor and the General Partner in their discretion may deem appropriate. However, with respect to all such orders executed by the Advisor on a particular day, if there is any difference in price, to the extent possible clients will always be allocated the lowest price for the securities they purchase and will always receive the highest amount for the securities they sell. Similarly, if an order on behalf of a client and a covered account cannot be fully executed under prevailing market conditions, the order shall be executed fully for the client before any order is executed for any of the other accounts.

15.

If the Advisor wishes to purchase or sell a security for a client account which, in the judgment of the Advisor’s CCO is not traded on a sufficiently broad market, neither the Advisor nor its employees nor its affiliates may effect any transaction(s) in a security for any covered account at a time when such transaction(s) would, in the judgment of the Advisor’s CCO, likely impact the price of the security when being purchased or sold in client accounts.